Pricing Sheet No. K357
To the Underlying Supplement dated July 29, 2013,
Product Supplement No. AK-I dated March 23, 2012,
Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 October 9, 2013
$2,325,000 Buffered Accelerated Return Equity Securities due November 13, 2014 Linked to the Performance of the iShares® MSCI EAFE® ETF

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London Branch
Underlying:
The securities are linked to the performance of the iShares® MSCI EAFE® ETF. For more information on the Underlying, see “The Reference Funds—The iShares® Funds—The iShares® MSCI EAFE® ETF” in the accompanying underlying supplement. The Underlying is identified in the table below, together with its Bloomberg ticker symbol and Initial Level:

	Underlying		Ticker		Initial Level
	iShares® MSCI EAFE® ETF		EFA UP <Equity>		$62.97
Trade Date:	October 9, 2013
Settlement Date:	October 15, 2013
Upside Participation Rate:	100%
Downside Participation Rate:	The quotient of 100% and 90%
Redemption Amount:
At maturity, you will be entitled to receive a Redemption Amount in cash that will equal the principal amount of the securities you hold multiplied by the sum of 1 plus the Underlying Return, calculated as set forth below. Any payment on the securities is subject to our ability to pay our obligations as they become due.

Underlying Return:	•	If the Final Level is equal to or greater than the Initial Level, the Underlying Return will be the lesser of (i) the Underlying Return Cap and (ii) an amount calculated as follows:
		Upside Participation Rate x	(	Final Level – Initial Level Initial Level	)
	•	If the Final Level is less than the Initial Level by not more than the Buffer Amount, the Underlying Return will equal zero.
	•	If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be calculated as follows:
		Downside Participation Rate x	[	Final Level – Initial Level Initial Level	+ Buffer Amount ]

If the Final Level is less than the Initial Level by more than the Buffer Amount, the Underlying Return will be negative and you will receive less than the principal amount of your securities at maturity. You could lose your entire investment.

Underlying Return Cap:	15.25%
Buffer Amount:	10%
Initial Level:	As set forth in the table above.
Final Level:	The closing level of the Underlying on the Valuation Date.
Valuation Date:†	November 10, 2014
Maturity Date:†	November 13, 2014
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP/ISIN:	22547QCC8/US22547QCC87
Offering Price:	$1,000 per security (100%).
Underwriting Discounts and Commissions	$1.00 per $1,000 principal amount of securities.

†  The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event and the Maturity Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, in each case as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Selected Risk Considerations” herein and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing sheet or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $991.20 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Selected Risk Considerations

ESTIMATED VALUE OF THE SECURITIES AFTER DEDUCTING CERTAIN COSTS — The estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

EFFECT OF INTEREST RATE USED IN ESTIMATING VALUE — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”, to account for costs related to structuring and offering the securities. In circumstances where the internal funding rate is lower than the secondary market credit spread, the value of the securities would be higher if we used our secondary market credit spread. Our use of our lower internal funding rate is also reflected in the secondary market prices of the securities. Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar securities of other issuers.

SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) offers to repurchase your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. Furthermore, assuming no change in market conditions or other relevant factors from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we repurchase the securities from such dealer.

We (or an affiliate) may initially offer to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

Historical Information

The following graph sets forth the historical performance of the Underlying based on the closing levels of the Underlying from January 1, 2008 through October 9, 2013. The closing level of one share of the iShares® MSCI EAFE® ETF on October 9, 2013 was $62.97. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical levels of the Underlying as an indication of future performance of the Underlying or the securities. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the securities.

For additional information on the iShares® MSCI EAFE® ETF, see “The Reference Funds—The iShares® Funds—The iShares® MSCI EAFE® ETF” in the accompanying underlying supplement.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated July 29, 2013, Product Supplement No. AK-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.